UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

URANIUM HUNTER CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

917003105
(CUSIP Number)

Adam Cegielski
2991 Dundas Street West
Toronto, Ontario, Canada M6P 124
(905) 510-8890
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 917003105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Cegielski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
5,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.81% (based on 64,000,000 shares of Common Stock issued and outstanding)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Original 13D”) filed by Adam Cegielski on April 28, 2006 with respect to Uranium Hunter Corporation.   Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed thereto in the Original 13D.

Item 1.

Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the “Common Stock”), of Uranium Hunter Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1K7.  All share amounts stated herein reflect the 3-for-1 and 2-for-1 stock splits effected in July 2006 and February 2007, respectively.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

The Reporting Person currently beneficially owns 5,000,000 shares of Common Stock of the Issuer, which represents 7.81% of the Issuer’s Common Stock based on based on 64,000,000 shares of Common Stock issued and outstanding.  The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

On April 7, 2009, the Reporting Person sold 24,925,000 shares of Common Stock of the Issuer to Huirong Gao for the total purchase price of $5,000.

Prior thereto, between September 22, 2008 and September 25, 2008, the Reporting Person sold an aggregate of 75,000 shares of Common Stock of the Issuer in the open market at prices ranging from $0.135 to $0.17 per share.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 7.

Material to Be Filed as Exhibits

Exhibit Number	Description

10.2	Stock Purchase Agreement dated as of April 7, 2009 by and among Adam Cegielski, Uranium Hunter Corp. and Huirong Gao

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 22, 2009

/s/ Adam Cegielski
Adam Cegielski